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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K



           Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                           FOR THE MONTH OF JULY 2001

          ------------------------------------------------------------



                        COMMISSION FILE NUMBER 000-30744

                                     [LOGO]

                                360NETWORKS INC.
                           (Exact name of registrant)

                         1500-1066 WEST HASTINGS STREET,
                          VANCOUVER, BRITISH COLUMBIA,
                                 CANADA V6E 3X1
                    (Address of principal executive offices)

                                  604 681 1994
                         (Registrant's telephone number)

          -------------------------------------------------------------




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes / / No /X/

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of 360networks inc. (Registration No. 333-39774) and the Registration Statement on Form F-3 of 360networks inc. (Registration No. 333-54174).





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INDEX

         NEWS RELEASE ISSUED JULY 20, 2001
         The Supreme Court of British Columbia has extended protection under CCAA to December 31, 2001.

         NEWS RELEASE ISSUED JULY 26, 2001
         360networks announces delisting from the Nasdaq Stock Market


BASIS OF PRESENTATION

As used in this report, unless the context otherwise indicates, the terms "we," "us," "our" and similar terms, as well as references to "360networks" or the "Company", means 360networks inc.

FORWARD-LOOKING INFORMATION

This document contains forward-looking statements that involve a number of risks and uncertainties. A forward-looking statement is usually identified by our use of certain terminology, including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends" or by discussions of strategy or intentions.

This document contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known and unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement in this document is not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. Neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. Except for ongoing obligations under the federal securities laws to disclose all material information to investors, we are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward-looking statements due to future events or developments.

NEWS RELEASE - JULY 20, 2001

                    SUPREME COURT OF BRITISH COLUMBIA EXTENDS
                    ORDER ENABLING 360NETWORKS TO RESTRUCTURE

Vancouver - 360networks today announced that the Supreme Court of British Columbia has extended to December 31, 2001 the order providing the company protection under the Companies' Creditors Arrangement Act (CCAA).

"We are pleased that our secured lenders and the Canadian court have approved the extension of our order," said Greg Maffei, president and chief executive officer of 360networks. "This extension provides us time to restructure our business plan in North America and sell key assets outside the United States and Canada."

Maffei added: "The plan entails constructing and lighting an optical mesh network in North America and continuing to provide broadband services to our customers."

The court order includes a cash budget through 2001. At this time, 360networks does not anticipate needing debtor-in-possession financing.

ABOUT 360NETWORKS
360networks offers optical network services to telecommunications and data-centric organizations in North America. The company's fiber optic network includes terrestrial segments and undersea cables in North America and South America.

On June 28, 2001, the company and several of its operating subsidiaries filed for protection under the Companies' Creditors Arrangement Act (CCAA) in the Supreme Court of British Columbia. The company's principal U.S. subsidiary, 360networks (USA) inc. and 22 of its affiliates concurrently filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. The company has also instituted insolvency proceedings in Europe. For more information about 360networks, visit www.360.net.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:

Michelle Gagne                                       Nancy Bacchieri
Director of corporate communications                 Director of investor relations
360networks                                          360networks
604.648.7703                                         206.239.4064
michelle.gagne@360.net                               ir@360.net

NEWS RELEASE - JULY 26, 2001

                         360NETWORKS ANNOUNCES DELISTING
                          FROM THE NASDAQ STOCK MARKET

             STOCK CONTINUES TO TRADE ON THE TORONTO STOCK EXCHANGE

Vancouver - 360networks today announced that the company's securities will be delisted from the Nasdaq Stock Market at the opening of business on July 27, 2001.

The decision, made jointly by 360networks and Nasdaq, follows 360networks' voluntary filings on June 28 for protection under the Companies' Creditors Arrangement Act in Canada and its U.S. subsidiaries under Chapter 11 of the U.S. Bankruptcy Code.

Nasdaq halted trading of 360networks' stock (TSIXQ) on June 27. The last trading price was U.S. $0.21. 360networks' stock continues to trade on the Toronto Stock Exchange under the TSX trading symbol.

ABOUT 360NETWORKS
360networks offers optical network services to telecommunications and data-centric organizations in North America. The company's fiber optic network includes terrestrial segments and undersea cables in North America and South America.

On June 28, 2001, the company and several of its operating subsidiaries filed for protection under the Companies' Creditors Arrangement Act (CCAA) in the Supreme Court of British Columbia. The company's principal U.S. subsidiary, 360networks (USA) inc. and 22 of its affiliates concurrently filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York. The company has also instituted insolvency proceedings in Europe. For more information about 360networks, visit www.360.net.

This news release contains information about management's view of 360networks' future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, the doubt as to 360networks' ability as a going concern, risks associated with efforts to restructure the obligations of 360networks, risks associated with efforts to obtain DIP financing, risks associated with proceedings commenced by 360networks and its subsidiaries under the U.S. Bankruptcy Code or Canada's Companies' Creditors Arrangement Act, competitive developments, risks associated with 360networks' growth, regulatory risks, and other factors. 360networks assumes no obligation to update these forward-looking statements to reflect actual results, changes in assumptions or changes in factors affecting such forward-looking statements.

FOR MORE INFORMATION, PLEASE CONTACT:

Michelle Gagne                                       Nancy Bacchieri
Director of corporate communications                 Director of investor relations
360networks                                          360networks
604.648.7703                                         206.239.4064
michelle.gagne@360.net                               ir@360.net

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                360NETWORKS INC.

                                By:  /s/ CATHERINE MCEACHERN
                                     ---------------------------

                                     Catherine McEachern

                                     Vice President, General
                                     Counsel and Secretary

DATE: July 27, 2001